Exhibit 99.1

NORTEL INVERSORA S.A.

Summary of the resolutions adopted by the

Common Shares Special Stockholders’ Meeting

held on November 10, 2017.

One (1) stockholder attended, through its agent, with a total of 5,330,400 book-entry common shares at AR$10 par value each and with one voting right per share, representing 100% of the capital stock represented by common shares and 100% of the shares with voting rights.

1)                                    Approval and Subscription of the Minutes of the Meeting. Appointment of designees to approve and sign the Minutes.

It was unanimously resolved that the minutes of the Common Shares Special Stockholders’ Meeting be approved and signed by Mr. Baruki González (Chairman of the Meeting) and by the representative of Sofora Telecomunicaciones S.A.

2)                                    Merger with Telecom Argentina S.A. Consideration of the dilution of the voting rights of the common shares of the Company caused by the Exchange Ratio offered to the common shares of the Company in the merger of Nortel Inversora S.A. with and into Telecom Argentina S.A., as the surviving company, within the context of the corporate reorganization approved by the General Ordinary and Extraordinary Stockholders’ Meeting of the Company held on May 22, 2017, whereby Telecom Argentina S.A. will incorporate by merger Sofora Telecomunicaciones S.A., Nortel Inversora S.A., and Telecom Personal S.A., as merged companies, in accordance with the provisions of Section 82 and subsequent sections of the Companies General Law (“Ley General de Sociedades”), Section 77 and subsequent sections of the Income Tax Law (“Ley de Impuesto a las Ganancias”) and the Rules of the National Securities Commission (“Comisión Nacional de Valores — CNV”).

It was unanimously resolved to approve the Exchange Ratio offered to the common shares and the subsequent dilution of its voting rights as a result of such Exchange Ratio.

Present at the Stockholders’ Meeting was Nora Lavorante, CPA, on behalf of the Buenos Aires Stock Exchange.

Maria Blanco Salgado

Attorney-in-fact